Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 8, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Algoma Steel Group Inc.

Amendment No. 1 to Registration Statement on Form F-4

Filed August 17, 2021

File No. 333-257732

Ladies and Gentlemen:

On behalf of Algoma Steel Group Inc. (the “Company” or “Algoma”), we acknowledge receipt of the comment letter, dated August 26, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Amendment No. 1 to the Registration Statement on Form F-4 (as amended, the “Registration Statement”). We hereby submit in electronic form the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement as initially filed with the Commission on August 17, 2021.

Amendment No. 2 reflects changes made in response to the Comment Letter, and certain other updates. For ease of reference, we have reproduced the Staff’s comments from the Comment Letter in bold type below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form F-4 Filed August 17, 2021

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Legato and Algoma, page 36

1.

We note your updated disclosure on page 36 in response to prior comment 1. Please be advised that the unaudited pro forma book value information should assume the merger occurred as of March 31, 2021. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 37 of Amendment No. 2.

Certain Unaudited Prospective Financial Information Regarding Algoma, page 95

2.

We note your revisions in response to prior comment 3. Please revise to provide additional detail regarding the assumptions underlying the projected information, quantifying each metric and the assumptions to the extent possible. We note, as one example, the projected shipment volume information included on page 25 of the Form 8- K filed on May 25, 2021.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 98 through 102 of Amendment No. 2.

Certain Material U.S. Federal Income Tax Considerations, page 123

3.

We note your response to prior comment 21. Given that response and the disclosure you cite, it continues to appear that the tax consequences of the transaction are material to investors. Therefore, please file the exhibit required by Item 601(b)(8) of Regulation SK.

Response: In response to the Staff’s comment, the Company advises the Staff that it has reviewed the disclosure under the heading “Certain Material U.S. Federal Income Tax Considerations” in light of the Staff’s comment and the guidance provided by Staff Legal Bulletin No. 19 (“SLB 19”). The Company respectfully submits that, based on the grounds set forth below, pursuant to SLB 19, (i) the disclosure is not required to be revised to state counsel’s tax opinion on whether the transaction will qualify as a “reorganization” within Section 368 of the Internal Revenue Code, as amended (the “Code”) and (ii) it is not required to file a tax opinion as an exhibit to the Registration Statement.

Section III.A.1. of SLB 19 provides, in relevant parts, that Item 601(b) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added).

Because the disclosure, as currently drafted, does not contain a representation as to the Intended Tax Treatment (as defined below), the Company believes that the requirements with respect to a tax opinion (either in the long-form or the short-form) or with respect to the disclosure, as set forth in Section III of SLB 19, do not apply to the filing.

While the Company and Legato intend that, for U.S. federal income tax purposes, the Merger contemplated by the Merger Agreement qualifies as a “reorganization” within the meaning of Section 368(a) (“Section 368”) of the Code (the “Intended Tax Treatment”), due to inherent uncertainty in the application of certain technical requirements of Section 368 to the specific facts of the transaction, the Merger may not qualify for the Intended Tax Treatment. In particular, the disclosure, as currently drafted, states that to qualify as a reorganization, a transaction must satisfy certain requirements, including that the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business (in each case, within the meaning of Treasury Regulations Section 1.368-1(d)). The disclosure, as currently drafted, further states that, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as Legato, the qualification of the Merger as a reorganization is not free from doubt.

Additionally, as stated in the disclosure as currently drafted, the closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify as a reorganization, and neither Legato nor the Company intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. Consequently, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain such a challenge by the IRS. Based on the above, the Company submits that neither the Company nor any other party to the Merger makes any representations or provides any assurances regarding the tax treatment of the Merger. The Company notes that this position is consistent with other recent filings with similar tax disclosure and circumstances.1

Please refer to “Risk Factors – Risks Related to the U.S. Federal Income Tax Treatment of the Merger – If the Merger does not qualify as a reorganization under Section 368(a) of the Code or is taxable under Section 367(a) of the Code, then the Merger generally would be taxable with respect to U.S. Holders of Legato Common Stock and/or Legato Warrants” on page 71 of Amendment No. 2 and “Certain Material U.S. Federal Income Tax Considerations – U.S. Holders – U.S. Federal Income Tax Considerations of the Merger—Tax Consequences of the Merger Under Section 368(a) of the Code” beginning on page 129 of Amendment No. 2 for a description of the reasons for such uncertainty and the related risks to investors.

[1]

See, for example, the response letter dated May 14, 2021 provided to the Commission on behalf of REE Automotive Ltd. in connection with such issuer’s Registration Statement on Form F-4, filed March 10, 2021 (File No. 333-254070).

Algoma’s Management Discussion and Analysis of Financial Condition and Results of Operations, page 184

4.

We note your response to prior comment 6; however, we continue to believe that merely combining the results of operations of the predecessor for the eight months ended November 30, 2018 and the successor for the four months ended March 31, 2019 in MD&A and in other disclosures throughout the filing, including Selected Financial Data, is not appropriate. Please revise your presentation to reflect the relevant pro forma adjustments that would be required by Article 11 of Regulation S-X and explain how the pro forma information is derived, including the nature and impact of the pro forma adjustments. We have considered your response in regard to increased complexity; however, it is not clear to us how or why presenting pro forma results in lieu of combined results would result in increased complexity, especially given the nature of the pro forma adjustments you have identified. It also appears to us, given the purchase transaction, presenting and discussing pro forma results would be more meaningful and would enhance comparability between the annual periods being discussed.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 190 through 218 of Amendment No. 2.

Adjusted EBITDA and Further Adjusted EBITDA (i), page 193

5.

We note your response to prior comment 7. It is not clear to us from your response what the nature and amount of the additional expenses that would not have been incurred in the absence of the COVID relief were and how you determined it is appropriate to not adjust for the COVID relief. Please clarify. In addition, please more fully explain to us the what the disclosures on pages 160-162 represent and how the related amounts were determined.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to clarify (i) the nature of the additional expenses that would not have been incurred in the absence of the COVID relief described in the Registration Statement and (ii) the other disclosures referenced in the Staff’s comment. Please see pages 163 through 165, 196, 198, 199 and 200 of Amendment No. 2.

Unaudited Pro Forma condensed Combined Consolidated Financial Information, page 203

6.

We note your response to prior comment 10 and the additional disclosures you provided. As previously requested, please revise your disclosures to explain that the reason why listing expenses are significant is due to the fact that the fair value of the Algoma common shares being issued to the Legato Founders in exchange for the Founders common shares of Legato is substantially greater than the amount the Founders paid to acquire their shares.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 221 of Amendment No. 2.

7.

As noted in your response to prior comment 12, please clarify that although the pro forma amount of cash under the maximum redemption scenario is less than $200 million, Algoma has not yet elected to waive the minimum cash requirement of $200 million and unless Algoma elects to waive this requirement the maximum redemption scenario can not occur.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 20, 33, 37 and 222 of Amendment No. 2.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

3. Loss Per Share, page 214

8.

It appears that the weighted average shares outstanding and net loss per share amounts for Legato presented on page 214 are not consistent with the amounts disclosed on page 209. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 226 and 233 of Amendment No. 2.

Comparison of Rights of Algoma Shareholders and Legato Stockholders, page 258

9.	Please expand your response to prior comment 17 to describe what amendments to the articles that are being adopted for “technical reasons” and the nature of the changes.

Response: The Company acknowledges the Staff’s comment. The Company advises the Staff that the Company’s restated articles were adopted on September 7, 2021 and, therefore, there are no changes to the Company’s articles that the Legato Stockholders are being asked to consider in connection with the transaction. The Company has revised the Registration Statement throughout to reflect the fact that the restated articles have been adopted, and has filed a copy of the restated articles as an exhibit to the Registration Statement.

Financial Statements of Legato

General, page F-1

10.

Due to the fact that Legato Merger Corp filed a Form 10-Q for the period ended June 30, 2021, please provide updated financial statements and related disclosures for Legato Merger Corp in the Form F-4.

Response: The Company acknowledges the Staff’s comment and has made revisions throughout the Registration Statement in response to the Staff’s comment.

General

11.	Your response to prior comment 30 references revisions to pages F-52 and F-53, but no revisions appear on those pages. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that revisions to the disclosure were made on pages 29 and 121 of Amendment No. 1 to the Registration Statement; such revisions appear on pages 29 and 124 of Amendment No. 2.

12.	Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 33 and 34 of Amendment No. 2.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	SiSi Cheng

Anne Mcconnell

Geoffrey Kruczek

Perry Hindin

Securities and Exchange Commission

Rajat Marwah

John Naccarato

Algoma Steel Group Inc.

David D. Sgro

Legato Merger Corp.

Terng Chen

Anish Alemao

Deloitte LLP

Jeffrey M. Gallant

Graubard Miller

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP